UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1. Press Release entitled “Telefônica Brasil S.A. – Minutes of the 14th Ordinary Shareholders' Meeting and 35th Extraordinary Shareholders' Meeting.” dated on April 11, 2012.

TELEFÔNICA BRASIL S.A.

Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 14TH ORDINARY SHAREHOLDERS’ MEETING AND 35TH EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 11, 2012

I. Date, Time and Venue: April 11 (eleven), 2012, at 11:00 a.m., in the Company’s headquarter, located at Rua Martiniano de Carvalho, 851, in the capital of the state of São Paulo.

II. Call notice: Public notice published in “Diário Oficial do Estado de São Paulo” on March 10, 13 and 14, 2012 editions, pages 25,107,30, respectively and in the newspaper “Valor Econômico”, on March 12, 13 and 14, 2012 editions, pages B13, D5, D5, respectively.

III. Agenda:

At the Ordinary Shareholders´ Meeting:

1. To examine the management’s accounts, analyze, discuss and vote on the Company´s Management Report, Financial Statements, alongside the Independent Auditors and Audit Committee’s Reports related to the fiscal year ended on December 31, 2011;

2. To deliberate on the allocation for the net income of the fiscal year ended on December 31, 2011; 3. To elect, by the vote of common shares, 5 (five) members of the Board of Directors, previously appointed by the Board at a meeting held on November 7, 2011, in form of article 150 of Law #6,404/76; 4. To elect the members of the Audit Committee for a new tenure.

At the Extraordinary Shareholders´ Meeting:

1. To determine the remuneration for managers and members of the Audit Committee.

IV. Attendance: Company’s shareholders, representing 91.89% of holders of common shares outstanding and 37.36% of holders of preferred shares outstanding, in accordance to records and signatures of the Attendance Book #002, sheets 46 front to 61 front, verifying the legal quorum for instatement and resolutions. Also present to the meeting were the Company’s manager, Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer; the members of the Audit Committee, Mr. Flávio Stamm and Mr. Stael Prata Silva Filho; the Company’s Accountant, Mr. Milton Shigueo Takarada; the Corporate Matters Officer, Mrs. Michelle Morkorski Landy, and the representative of Ernst & Young Terco Auditores Independentes, Mr. Alexandre Hoeppers.

V. Board: Breno Rodrigo Pacheco de Oliveira – Chairman Michelle Morkoski Landy – Secretary

VI. Resolutions: The shareholders in attendance, considering the legal abstentions, approved the following deliberations:

TELEFÔNICA BRASIL S.A.

Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

1 - Item “1” of the Ordinary Shareholders´ Meeting Agenda: the Chairman informed that was available to shareholders the documentation related to the management accounts comprehending: the Management Report, the Balance Sheet and the other complete and consolidated Financial Statements of the Company, properly attached with the Explanatory Notes, as well as the Report of the Independent Accounting firm, Ernst & Young Terco Auditores Independentes S/S about the Financial Statements (technical report) and the Technical Report of the Company’s Audit Committee, both issued without exception, all of them related to the fiscal year ended on December 31, 2011. Following, it was proposed and accepted by those in attendance, the exemption of the reading of the referred documents, for being of knowledge of everyone, which, filling the legal disposal were published, in full, in the newspapers “Valor Econômico” and “Diário Oficial do Estado de São Paulo”, on February 16, 2012, being also available on the IPE System at the Securities Commission/ Bovespa website, in the internet, in form and deadlines provided in the CVM´s Instruction 481/09. Subject to discussion and voting, abstaining those impeded by law, including the management and the Company’s Audit Committee in attendance, the matter of “item 1” of the Ordinary Shareholders´ Meeting Agenda was unanimously approved by the shareholders in attendance, without any restriction or reserve, expressly approved, in full, the Management Report and Manager accounts, comprehending the Balance Sheet and the complete Financial Statements with the Company’s Explanatory Notes – controlling company and consolidated, all of them related to the fiscal year ended on December 31, 2011, including matter’s allusive technical reports.

2 – It was valued the matter included in item "2" of the Ordinary Shareholders´ Meeting Agenda, concerning the proposal for allocation of results related to the fiscal year 2011, as follows:

“PROPOSAL OF THE MANAGEMENT FOR NET INCOME

ALLOCATION RELATED TO THE FISCAL YEAR 2011

Dear Shareholders,

According to the article 192 of the Law #6,404/76, and with CVM´s Instruction #481 of December 17, 2009, Article 9, paragraph 1st - II, this Management proposes to Telefônica Brasil Shareholders that the allocation of net income for the fiscal year ended on December 31, 2011, in the amount of R$4,355,318,340.47 (four billion, three hundred and fifty five million, three hundred and eighteen thousand, three hundred and forty reais and forty seven cents) shall be realized as follows:

1. NET INCOME ALLOCATION RELATED TO THE FISCAL YEAR 2011

According to the Article 26, paragraph 1st (ii) of the Company’s Bylaw, 25% of the net income adjusted as required the items II and III of article 202 of the Law #6,404/76 will be obligatorily distributed as mandatory minimum dividend to all shareholders. The paragraph 1st (iii) of the same article provides that the remaining balance, after attended the procedures contained in the

TELEFÔNICA BRASIL S.A.

Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

preceding items of this article, will be determined by the General Meeting, based on the proposal of the Board of Directors.

According to the article 193 of the Law #6,404/76, it was allocated 5% (five percent) of the Net Income to the constitution of the Legal Reserve in the amount of R$217,765,917.02 (two hundred and seventeen million, seven hundred and sixty five thousand, nine hundred and seventeen reais and two cents). Thus, the adjusted net income of the year 2011 will be the base for determining the mandatory minimum dividend, as shown below:

Advantages of preferred shares:

In accordance to the article 7 of the Company’s Bylaws, shareholders of preferred shares are entitled to a dividend 10% (ten percent) higher than the amount granted to shareholders of common shares.

Allocations realized during the fiscal year 2011

a. Interim Dividends:

Considering the interpolated proposition XXVI of the articles 17 and 27 of the Company’s Bylaws, in conjunction with the article 7, as well as in articles 204 and 205 of the Law #6,404/76, the Management deliberated interim dividends, in the following dates and conditions:

September 13, 2011 – deliberated the amount of R$382,400,000.00 (three hundred and eighty two million, four hundred thousand reais), based on the net income balance of the quarterly balance sheet of June 30, 2011, and the payment begun on November 3, 2011, to common and preferred shareholders registered in the Company’s book records by the end of September 30, 2011. After

TELEFÔNICA BRASIL S.A.

Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

this date, the shares were considered as “ex-dividend”. Such dividends are charged to the mandatory minimum dividend of the 2011 fiscal year and considered as mentioned for all circumstances of the Corporate Legislation.

b. Interest on Own Capital:

In accordance to article 9 of the Law #9,249/95, deliberation #207/96 of “Comissão de Valores Mobiliários” and the articles 7 and 28 of the Company’s Bylaws, the Board of Directors deliberated ad referendum of the General Shareholders’ Meeting, interest on own capital, in the following dates and conditions:

September 13, 2011 – deliberated the amount of R$1,250,000,000.00 (one billion two hundred and fifty million reais) and after withholding the income tax of 15%, its net amount is R$1,062,500,000.00 (one billion sixty two million and five hundred thousand reais), which were distributed as of November 3, 2011, to common and preferred shareholders registered on Company’s book records by the end of September 30, 2011. After this date, the shares were considered as “ex-interest”.

December 12, 2011 - deliberated the amount of R$617,000,000.00 (six hundred and seventeen million reais) and after withholding the income tax of 15%, its net amount is R$524,450,000.00 (five hundred and twenty four million, four hundred and fifty thousand reais), to common and preferred shareholders registered on Company’s book records by the end of December 29, 2011. After this date, the shares were considered as “ex-interest”. The Board proposes to Ordinary General Shareholders´ Meeting that the payment of such interest begin until the end of the fiscal year of 2012 in a date to be determined by Executive Directors of the Company and timely communicated to the market.

The Interest on Own Capital granted in 2011 will be analyzed by the Ordinary General Shareholders´ Meeting, to charge the mandatory minimum dividend, according to article 28 of the Company’s Bylaws.

The following table summarizes the distributions realized during the year:

TELEFÔNICA BRASIL S.A.

Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

1 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

2. PROPOSAL OF DELIBERATION

The Board of Directors proposes in accordance to the paragraph 6 of the article 202 of the Law #6,404/76 and article 26, paragraph 1st (iii) of the Company’s Bylaws, that the balance of net income on December 31, 2011, not destined yet, in the amount of R$ 1,888,152,423.45 (one billion, eight hundred and eighty eight million, one hundred and fifty two thousand, four hundred and twenty three reais and fourty five cents), to be destined as dividends.

The Board of Directors proposes that the dividends and interest on own capital prescribed in 2011,in the amount of R$107,873,725.31 (one hundred and seven million, eight hundred and seventy three thousand, seven hundred and twenty five reais and thirty one cents), which, offset with the actuarial loss recognized and the effect of assets limitation of surplus plans of 2011 in the amount of R$42,997,611.16 (forty two million, nine hundred and ninety seven thousand, six hundred and eleven reais and sixteen cents) results in the amount of R$64,876,114.15 (sixty four million, eight hundred and seventy six thousand, one hundred and fourteen reais and fifteen cents) also to be destined as dividends.

The dividends proposed above, in the amount of R$1,953,028,537.60 (one billion, nine hundred and fifty three million, twenty eight thousand, five hundred and thirty seven reais and sixty cents) shall be paid to common and preferred shareholders registered in the Company’s book records by the end of the day of the Ordinary General Shareholders´ Meeting that will deliberate such dividends, after which the shares will be considered as “ex-dividends”.

TELEFÔNICA BRASIL S.A.

Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Form proposed by the Board of Directors for payment of dividends to deliberate:

1 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

The Board proposes to Ordinary General Shareholders´ Meeting that the payment of such dividends begin until December 21, 2012 in a date to be determined by Executive Directors of the Company and timely communicated to the market, may be paid in one or more tranches.

The present proposal of allocation of the Company’s net income, considering the deliberate values during 2011 and the proposal of deliberation of dividends to be approved by the Ordinary General Shareholders’ Meeting, shows that 100% of the adjusted net income will be distributed to shareholders as dividends and interest on own capital.

In compliance with the Annex 9-1-II, item 7 of CVM´s Instruction #481 of December 17, 2009, the following is a comparative table of net income and distribution of dividends and interest on own capital for share over the past years (values in reais):

1 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.”

Shareholders by unanimously and abstaining those impeded by law, including management and Audit Committee in attendance, approved the Management Proposal for Allocation of the Results of the fiscal year 2011, in full, including with regard to dates for payments of dividends, that the Company’s Director shall fix in accordance to the parameters indicated in the Proposal and timely communicated to the market.

3 - Regarding to the item “3” of the Ordinary Shareholders´ Meeting Agenda, by general common shares vote, under indication of shareholder Telefónica International S.A., it was approved, for majority of votes of the shareholders in attendance, registered the presented abstentions which are filed at the Company’s headquarter, the election of the Board of Directors’ members, already nominated by the Board of Directors itself on November 7, 2011, in accordance with article 150 of Law 6.404/76: (i) Santiago Fernández Valbuena, Spanish, married, economist, bearer of the passport #BB439524, resident and domiciled in Madrid, Spain, commercial address at Rda de la Comunicación no number - Building O3 - Madrid 28050; (ii) Paulo Cesar Pereira Teixeira, Brazilian, married, engineer, bearer of the ID #301.540.175-9, SSP/RS and enrolled with Taxpayer’s ID #284.875.750-72, resident and domiciled in the Capital of State of Sao Paulo, with commercial address at this location at Roque Petroni Junior Avenue, 1464, 6th floor; (iii) Roberto Oliveira de Lima, Brazilian, divorced, business administrator, bearer of the ID #4.455.53-4 and enrolled with Taxpayer’s ID #860.196.518-00, resident and domiciled in São Paulo, with commercial address at Roque Petroni Junior Avenue, 1464, 6th floor; (iv) Antonio Gonçalves de Oliveira,

TELEFÔNICA BRASIL S.A.

Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Brazilian, married, sociologist, bearer of the ID #3.074.227-4 and enrolled with Taxpayer’s ID #050.148.678-04 resident and domiciled in São Paulo, with commercial address at Roque Petroni Junior Avenue, 1464, 6th floor; (v) Eduardo Navarro de Carvalho, Brazilian, single, engineer, bearer of the ID # M 1.501.849 SSP/MG and enrolled with Taxpayer’s ID #531.710.556-00, resident and domiciled in Madrid, Spain, commercial address at Rda de la Comunicación no number -Building O3 - Madrid 28050, all in complementation of the current tenure, which will end on the date of 2013’s Ordinary General Shareholders’ Meeting. In the opportunity was presented the resume and other data of the elected Board members, despite having been previously available to the market. It was also informed that the elected Board members are not impeded by law of exercising their position of Board of Directors’ members and in conditions of confirming their releasing as required by § 4o of article 147 of the Law #6404/76 and article 2 of the instruction CVM 367, of May 29, 2002. Recorded that (i) the possession of the Board members residents and domiciled abroad will be conditioned to the constitution of the representative resident in Brazil, according to the paragraph 2, article 146, of the Corporate Law.

4 – Regarding to item “4” of the Ordinary Shareholders´ Meeting Agenda, related to the election of the Audit Committee members for a new tenure that starts by this date and will end on the date of the Ordinary General Shareholders’ Meeting to be realized in the year 2013, the following deliberations were taken:

(i) For majority of votes of the preferred shares in attendance, in separated voting, with abstention of the controllers, indicated by the shareholder granted of preferred shares, and other presented abstentions which are filed at the Company’s headquarter, by the indication of the shareholder holder of preferred shares, Flavio Stamm, were elected as Sitting member Mr. Flavio Stamm, Brazilian, married, business manager, registered in the CRA SP# 45.324, bearer of the ID# 12.317.859 SSP/SP and enrolled with Taxpayer’s ID# 048.241.708-00, resident and domiciled at Rua Patápio Silva, 223 – apt. 32 – Sao Paulo – SP; and as respective Substitute Mr. Gilberto Lerio, Brazilian, divorced, accountant, registered in the CRC SP #1SP 111.445/O-9, bearer of the ID #4.370.494-3 and enrolled with Taxpayer’s ID #269.714.378-53, resident and domiciled at Av. Indianópolis, 860 – Sao Paulo – SP;

(ii) by general common shares vote, indicated by the controller shareholder, were elected by majority of votes of the present shareholders, as Sitting members: (i) Cremênio Medola Netto, Brazilian, married, economist, bearer of the ID #3.590.896-8 SSP/SP, enrolled with Taxpayer’s ID# 26.676.068-68, resident and domiciled at Atibaia, São Paulo State, commercial address at Rua Araras, 235, Jardim Flamboyant, Atibaia – SP; (ii) Stael Prata Silva Filho, Brazilian, married, business manager, bearer of the ID #4.650.496 SSP/SP, enrolled with Taxpayer´s ID # 374.378.958-20, resident and domiciled in the Capital of State of Sao Paulo, address at Rua Jesuino Arruda, 499, apt. 91, Itaim Bibi, Sao Paulo – SP; and as their Substitutes, respectively, (i) Oswaldo Vieira da Luz, Brazilian, married, accountant, bearer of the ID # 6.557.989-6 SSP/SP, enrolled with Taxpayer’s ID # 810.805.308-00, resident and domiciled at Louveira, São Paulo State,

TELEFÔNICA BRASIL S.A.

Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

address at San Giovanni Street, 258, Louveira – SP; (ii) Charles Edwards Allen, Brazilian, single, economist, bearer of the ID # 4.730.628 SSP/SP and enrolled with Taxpayer’s ID # 669.820.148-00 resident and domiciled in the Capital of the State of Sao Paulo, with address at João Álvares Soares Street, 1555, apt. 151, São Paulo – SP.

There have been no other indications by the present shareholders in the assembly, the Audit Committed was constituted by 3 sitting members and 3 substitutes, as above elected.

5 - Regarding item “1” of the Extraordinary Shareholders´ Meeting Agenda, it was approved by majority of votes: with abstention of management and Audit Committee in attendance, to determine the Audit Committee’s and management’s global annual remuneration, for the fiscal year of 2012, in the amount of R$20,974,525.00 (twenty million, nine hundred and seventy four thousand and five hundred and twenty five reais), and the individualization for the management’s members shall be made through the Board of Directors as provided in the Company’s Bylaws and remuneration of the Audit Committee’s members shall be equivalent to 10% of the average paid to each Director, not including the benefits, representation money and eventual participation in profit (variable remuneration).

VII – Closing: No further matters in the Agenda to discuss, the subjects were concluded, and the shareholders’ representatives were aware of its issuance as a summary of the facts, as permitted by the § 1 of article 130 of Law 6.404/76, being approved by the shareholders as a true representation of the matters and deliberations occurred in the Meeting, and follow signed by the participants. It was also recorded that as permitted by § 2 of Article 130 of Law #6.404/76, the publication of the minutes will be made without the shareholders signatures.

São Paulo, April 11, 2012. (signatures) Breno Rodrigo Pacheco de Oliveira, Chairman, representing the Management; Michelle Morkoski Landy, Secretary of the Board; Luis Eduardo Monti and Alexandre Hoeppers, Ernst & Young Terco Auditores Independentes S/S; Milton Shigueo Takarada, Company’s Accountant; Flávio Stamm and Stael Prata Silva Filho, Audit Committees.

I hereby certify that this is a faithful copy of the minutes of the 14th Ordinary Shareholders´ Meeting and 35th Extraordinary Shareholders´ Meeting of Telefônica Brasil S.A., held on April 11, 2012, which was drawn-up in the proper book

Michelle Morkoski Landy
Secretary of the Board
OAB/SP nº 178.637

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	April 12, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director